

FlatWorld Acquisition Corp.



Merger Presentation

August 2012

Disclaimers

FORWARD-LOOKING INFORMATION

Some of the statements in this presentation may constitute forward-looking statements. Words such as "believe," "expect," "anticipate," "project," "target," "optimistic," "intend," "aim," "will" or similar expressions are intended to identify forward-looking statements. Forward-looking statements include, but are not limited to: statements about the benefits of the transaction involving FlatWorld and Orchid Island, including future financial and operating results; FlatWorld's and Orchid Island's plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the transaction that are not historical facts.

Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. These factors, as well as the risks associated with the transaction, are identified and discussed in the Schedule TO that FlatWorld has filed with the Securities and Exchange Commission (the "SEC") in connection with its tender offer for up to 825,000 of its ordinary shares and in FlatWorld's reports filed or to be filed with the SEC, which are or will be available at the SEC's website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this presentation. If any of these risks or uncertainties materialize or if any assumptions prove incorrect, results could differ materially from those expressed by such forward-looking statements. Neither Bimini, Orchid nor FlatWorld undertakes and assumes no obligation, and does not intend, to update these forward-looking statements, except as required by law.

This presentation is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell ordinary shares of FlatWorld. The solicitation of offers to buy ordinary shares of FlatWorld will only be made pursuant to the Offer to Purchase, dated July 30, 2012 (as amended or supplemented), the Letter of Transmittal and other related documents that FlatWorld has sent to its shareholders. The tender offer materials contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials have been and as required, will continue to be, distributed by FlatWorld to FlatWorld's shareholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be available at no charge on the SEC's website at www.sec.gov and from Morrow & Co., LLC, FlatWorld's information agent for the tender offer.

Proposed Merger Summary

Merger Target:	▪ Orchid Island Capital, Inc. ("Orchid Island").
Target Business:	▪ Agency RMBS REIT with current stockholder equity of approximately $14.4 million, as of 3/31/2012, and an Agency RMBS portfolio fair value of approximately $85.2 million. Orchid Island's management team has managed an Agency RMBS portfolio that as of 3/31/2012 has produced an annualized return on invested capital of 26.8%.
Buyer:	▪ FlatWorld Acquisition Corp. ("FlatWorld," to be renamed Orchid Island Holdings, Inc.) (the "Company", OTCBB: FWLAF).
Surviving Entity:	▪ Orchid Island Capital LLC, a wholly-owned subsidiary of the Company.
External Manager:	▪ Upon consummation of the merger, the Company will be managed by Bimini Advisors, LLC (the "Manager"), which will become a 90% owned subsidiary of Bimini Capital Management, Inc. ("Bimini", OTCBB: BMNM). An affiliate of FlatWorld's sponsor will own the other 10% of the Manager.
External Management Fee:	▪ 1.50% per annum of stockholders' equity, with scheduled reductions as equity grows.
	▪ The Manager intends to waive reimbursement of its expenses related to the Management of the Company until the Company's stockholders' equity reaches $100 million.
Jurisdiction of Incorporation:	▪ British Virgin Islands, to be reincorporated in Maryland.
Corporate Structure:	▪ After the merger of Orchid Island into a wholly-owned subsidiary of the Company, the Company will seek shareholder approval to reincorporate from the British Virgin Islands to Maryland prior to January 1, 2013. Assuming that the shareholders approve such reincorporation and the Company is reincorporated as a Maryland corporation prior to January 1, 2013, it intends to elect to be treated as a REIT for U.S. federal income tax purposes effective as of January 1, 2013. If the Company does not successfully reincorporate in Maryland and elect to be treated as a REIT, it will continue to be treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. The Company expects to retain its earnings for the remainder of 2012 in order to increase capital and book value per share.
Ownership:	▪ Orchid Island is 100% owned by Bimini. Upon completion of the merger, Bimini will own approximately 38.2% to 49.1% of the Company (approximately 17.7% to 22.3% on a diluted basis reflecting the exercise of up to 4.3 million in-the-money warrants to be issued post-closing). Bimini will enter into a lock-up agreement that prohibits it from to selling, reducing or encumbering its ownership interest in the Company's securities for a period of one year after the effective date of the merger.
Quotation/Registration:	▪ OTCBB.
Minimum FlatWorld Cash from Trust:	▪ $15 million.
Use of Proceeds:	▪ To invest in Agency RMBS in a manner consistent with Orchid Island's current strategy. Management expects to deploy the cash into its target assets within 15 to 30 days following closing.
Anticipated Closing Date:	▪ Upon completion of the Company's previously commenced tender offer to purchase up to 825,000 of its ordinary shares at $10.18 per share.
Post-Closing Special Dividend:	▪ Consisting of: (i) pro-rata portion of a $1,000,000 cash dividend to be declared on all ordinary shares outstanding on record date; and (ii) 1 warrant exercisable for one ordinary share at an exercise price of $9.50. The warrant and the ordinary share issuable upon exercise are expected to be registered with the SEC and the warrants are expected to be issued within 3 days of the registration statement being declared effective by the SEC.

Attractive Valuation Entry Point

- Upon completion of FlatWorld's tender offer, merger and associated transactions, each FlatWorld shareholder will own a pro rata portion of the Company (the post-merger owner of Orchid Island Capital, LLC) and each holder of an ordinary share as of the record date shall receive, per share:

  - a pro-rata portion of a $1 million cash dividend. This dividend is expected to have a record date of no more than 12 business days following the closing date of the merger and is expected to be paid three business days following the record date; and

  - a dividend of one warrant exercisable to purchase one ordinary share with a strike price of $9.50 and a three year term (cash exercise only). The warrant and the share issuable upon exercise of the warrant are expected to be registered. The warrant is expected to be distributed within three business days of the associated registration statement being declared effective by the SEC

Pro Forma Value to FlatWorld Shareholders

	FlatWorld Cash from Trust		
Per Share Pro Forma Metric[1]	**Minimum ($15M)**		**Maximum ($23.4M)**
Book Value Per Share[2]	$9.92	to	$9.97
Cash Dividend	$0.68	to	$0.44
Book Value Per Share (Including Cash Dividend)	$10.60	to	$10.41
Intrinsic Value of Warrant (Post-Dividend BVPS - $9.50 Exercise Price)	$0.42	to	$0.47
Value to FlatWorld Shareholders (BVPS + Intrinsic Value of Warrant)	$11.01	to	$10.88
Increase in economic value over tender offer redemption price of $10.18	**8.2%**	**to**	**6.9%**
At Current Median Peer Share Price / Book Value of 106%[3]			
Implied Value Per Share	$10.51	to	$10.57
Cash Dividend	$0.68	to	$0.44
Implied Value Per Share (Including Cash Dividend)	$11.19	to	$11.01
Intrinsic Value of Warrant (Post-Dividend IVPS - $9.50 Exercise Price)	$1.01	to	$1.07
Value to FlatWorld Shareholders (IVPS + Intrinsic Value of Warrant)	$12.20	to	$12.08
Increase in economic value over tender offer redemption price of $10.18	**19.9%**	**to**	**18.7%**

(1) Excludes exercise of all warrants and reinvestment of warrant exercise proceeds.
(2) Fully diluted book value per share, assuming all warrants are exercised, is $9.61 to $9.66 (depending on number of shares tendered). Fully-diluted shares include to be issued dividend warrants and 2,000,000 new sponsor warrants.
(3) Peers include AGNC, ANH, ARR, CMO, CYS, HTS and NLY. July 27, 2012 and book values are as of the most recently reported fiscal quarter, adjusted for intra-quarter capital raises.

Merger Structure Provides Up-Front Cash and Economic Value

In exchange for Preferred Shares convertible into 1,418,730 ordinary shares of FlatWorld, FlatWorld is acquiring Orchid Island and its Agency RMBS portfolio with a book value of approximately $14.4 million – a merger value of $10.18 per share – plus Bimini is contributing cash to FlatWorld of approximately $1.8 million. In addition, the dilutive effect of the founders' shares common in SPACs has been eliminated.

- Fixed cash dividend of $1 million increases the per ordinary share dividend as shares are tendered. Holders of the Company's shares outstanding as of the record date, will receive a pro rata portion which would otherwise have been payable to holders of tendered shares. The cash dividend ranges from $0.44 if no shares tender to $0.68 if 825,000 tender.

- Dividend of one in-the-money warrant for one ordinary share exercisable for $9.50 to each share outstanding as of the record date.

- New warrants are "cash only exercise", a feature which increases the investable cash available to the Company.

- The post-merger book value plus the value of the special cash and warrant dividends represents an increase of 8.2% in economic value over the redemption price if 825,000 shares are tendered and an increase of 6.9% in economic value if no shares are tendered.

- Subject to shareholder approval of the Company's reincorporation to Maryland, the Company plans to elect REIT status and pay regular dividends out of earnings in 2013 but will retain the earnings of Orchid Capital for the remainder of 2012. The economic gain to post-merger book value plus retained earnings and the special cash and warrant dividends represents an increase of 15.6% in economic value over the redemption price if 825,000 shares are tendered and an increase of 14.4% if no shares are tendered.





Post-Merger Structure Designed to Minimize Expenses During the Company's Growth Phase

- No incentive fee and shareholder friendly management fee structure which scales downward on a percentage basis as the equity of the Company increases.

- Manager will waive allocation of overhead until the Company reaches $100 million in equity.

- All employees will be compensated by the Manager [or Bimini Capital] with the exception of CFO compensation which will not be allocated until Orchid Island's shareholder equity reaches $100 million in equity.

- Board of Directors compensation scales with the growth of the company

- The Company will leverage the Manager and Bimini Capital's existing relationships and spread expenses across Orchid Island Capital and Bimini Capital

    - The Manager has an existing nine-year relationship with its clearing, back office and repo execution provider and has entered into agreement allowing the Company and Bimini Capital to benefit from the scale of both companies.

    - Outsourcing of certain accounting and tax advisory services.

    - The Company will leverage the Manager's existing banking relationships in order to reduce transaction and borrowing costs.

- The Company will outsource its general counsel function and can achieve low hourly rates by committing to a base number of hours per month.

Equity Base	Annual Management Fee	Total Annual Board Compensation	Allocation of Overhead
Up to $75 Million	1.5% of Equity	$90,000	no
$75 Million - $100 Million	1.5% of Equity	$180,000	no
$100 Million - $250 Million	1.5% of Equity	$307,500	yes
$250 Million - $500 Million	1.25% of Equity	$307,500	yes
More than $500 Million	1.00% of Equity	$307,500	yes

Experienced Management

Robert E. Cauley
Chief Executive Officer, President and Chairman of the Board

Co-Founded Bimini Capital 20 years of industry experience

- **Position at Orchid Island Capital:** Chairman, President and CEO since August 2010

- **2008 - Present:** CEO and Chairman of the Board of Bimini

- **2003 - 2008:** Vice-Chairman, CFO and CIO of Bimini

- **1996 - 2003:** Vice-President and portfolio manager; Federated Investors

- **1994 - 1996:** ABS/MBS structuring desk; Lehman Brothers

- **1992 - 1994:** Credit Analyst; Barclays Bank, PLC

G. Hunter Haas, IV
Chief Financial Officer, Secretary, Chief Investment Officer and Director

11 years of industry experience

- **Position at Orchid Island Capital:** CFO and CIO and Secretary since August 2010

- **2008 - Present:** President, Chief Investment Officer and Chief Financial Officer of Bimini

- **2004 - 2008:** Senior Vice-President and head of Research and Trading of Bimini

- **June 2002 - April 2004:** Vice President, Servicing Asset Risk Management; National City

- **January 2001 - June 2002:** Assistant Vice President, Capital Markets Finance Group; HomeSide Lending

Jerry Sintes
Vice President, Controller and Treasurer

24 years of industry accounting and audit experience

- **Position at Orchid Island Capital:** Treasurer since August 2010

- **2007 - Present:** Vice President and Controller of Bimini Capital Management.

- **2006 - 2007:** Vice President and Assistant Controller: Riverside Bank

- **2003 - 2005:** Chief Financial Officer: Guaranty Savings Bank and GS Financial Corp

- **1992 - 2003:** Audit manager; Bain, Freibaum, Sagona & Co., LLP

- **1988 – 1992** Audit Senior; Whitney National Bank

- Certified Public Accountant, Member AICPA

Independent Directors

John B. Van Heuvelen

Position at Orchid Island: Lead outside director; audit committee chair and financial expert, member compensation committee.

Board Memberships:

2009 – Present: Hallador Energy Company (Nasdaq: HNRG): audit committee chair.

2002 – Present: MasTec, Inc (NYSE: MTZ): Currently the lead outside director and member audit committee and past chairman of the audit committee and financial expert from 2004-2009.

2005 – 2007: LifeVantage (OTC: LFVN)

Experience:

President of Morgan Stanley Dean Witter Trust Company from 1993 - 1999

W. Coleman Bitting

Position at Orchid Island: Independent director, compensation committee chair and member of nominating and governance committee.

Experience:

23 Years Industry Experience

2007 - Present: Maintains a private consulting practice focused on REITs

2000 - 2007: Founding Partner and Head of Corporate Finance; Flagstone Securities

Prior to Flagstone: Senior equity research position; Stifel, Nicolaus & Co. Inc. and Kidder, Peabody & Co., Inc.

Frank P. Filipps

Position at Orchid Island: Independent Director, member of audit, compensation, and nominating and governance committees.

Board Memberships:

1995 – Present: Impac Mortgage Holdings, Inc. (Amex: IMH): chair of audit committee

2002 – Present Primus Guaranty, Ltd (NYSE: PRS): chair of compensation committee from 2002-2006 and chair of the nominating and governance committee from 2007 – 2011.

2010 – Present: Fortegra Financial Corp. (NYSE: FRF) chairman of the nominating and governance committee from 2010 – 2011 and chair of the compensation committee since 2012

Experience:

2005 – 2008 Chairm and CEO of Clayton Holdings (Nasdaq: Clay):

1992 – 2005 Chairman and CEO Radian Group, Inc.

1975 – 1992 Various executive positions at AIG including founder, president and CEO of AIG Capital Corp.

Ava L. Parker

Position at Orchid Island: Independent Director, nominating and governance committee chair, and member of audit committee.

Board Memberships:

2006 - Present: Jacksonville Transportation Authority Board. Past chairman

2010 – 2012: Immediate Prior Chairman of the State of Florida Board of Governors of the State University System. Reappointed by Governor Rick Scott in Jan 2012

Experience:

Lawrence & Parker PA: Partner

Linking Solutions, Inc.: President

Overview of Orchid Island

Target Assets	Management	Externally Managed	Management Fee	Dividend Policy
▪ Agency pass-though securities and structured Agency RMBS	▪ Robert E. Cauley, CEO ▪ G. Hunter Haas, CIO	▪ Manager will be a 90% owned subsidiary of Bimini Capital Management: 10% to be owned by affiliate of FlatWorld's sponsor	▪ 1.50% of shareholder's equity, scaling down ▪ No incentive fees	▪ Distribute all taxable REIT income, *assuming the reincorporation in Maryland and election to be taxed as a REIT prior to Jan 1, 2013*



- **April 2008** — Cauley and Haas appointed CEO and CIO, respectively
- **August 2008** — Implemented current strategy
- **August 2010** — Founded as a subsidiary of Bimini Capital Management in isolation to focus on differentiated strategy
- **November 2010** — Commences operations with clean balance sheet to employ go-forward strategy
- **March 2011** — Orchid Island's Agency RMBS portfolio has a fair value of $28.9 million
- **March 2011** — Compelling investment thesis based on structured Agency RMBS
  - Portfolio: 83.5% Agency pass-through RMBS, 16.5% structured Agency RMBS
- **July 2011** — Bimini contributes a cumulative amount of $15 million of capital to Orchid
- **July 2012** — FlatWorld Orchid Transaction

Investment Highlights



Track Record of Performance
- Annualized return on invested capital at Bimini of 26.8% since September 2008
- 143% cumulative return on invested capital based on 15 quarters of operation
- Demonstrated consistent returns through Agency-only strategy with minimal credit risk

Negatively Correlated Assets
- Values of many structured securities move inversely to pass-through investments
- Results in attractive dividend yields with added book value stability
- Structured securities are fully unencumbered assets

Not A Traditional REIT Model
- Orchid strategy mitigates the challenges inherent in the traditional REIT model
- Profile protects against maturity, counterparty and price risk

Experienced Management Team
- Orchid's leadership team has an average of 8 years experience running a public REIT
- Combined 31 years of experience managing mortgage assets and 55 years industry experience
- Successfully navigated a public REIT through the financial crisis

Opportunistic Market Fundamentals
- Historically steep yield curve combined with low prepayment rates provide attractive Agency RMBS returns
- Smaller size allows Orchid greater flexibility than larger peers to make selective investments in Agency RMBS

Challenges of the Traditional Model

The traditional REIT investment model: Repo-funded pass-through securities

Price Risk

- Holders of premium priced Agency RMBS are vulnerable to losses if prepayments rise unexpectedly

- Limited further price appreciation with premium Agency RMBS, but risk of accelerated price declines remain as rates rise

Reinvestment Risk

- Agency RMBS prepay faster in low rate environments

  - But capital has to be deployed in a less attractive investment environment due to higher RMBS prices

Maturity Risk

- Short term repo funding comes due before the assets pay off creating funding risk

- Traditional REIT model assumes the ability to continuously roll-over maturing liabilities

Counterparty Risk

- Deteriorating counterparty financial condition can result in funding instability

  - Risk that all funding counterparties pull back simultaneously



Equity Issuances vs. Agency Prices[1]



Traditional Pass-Through Profile

Orchid Approach

	1 Asset Selection	**2** Embedded Leverage	**3** Protect Book Value
Issue	▪ Traditional REITs buy a narrow catalogue of low-duration MBS	▪ Traditional REITs finance long-term assets with short term debt	▪ Traditional REITs imperfectly hedge MBS with swaps
Our Approach	▪ Orchid expands the investment focus to include IO and IIO Agency RMBS ▪ Augments traditional pass-through investing which is based on characteristics of the underlying collateral	▪ Unfunded structured securities have comparable returns to repo-funded MBS portfolios ▪ Investing in securities with embedded leverage reduces hedging costs and counterparty risk	▪ Many structured securities have negative duration and positive yields ▪ Gains in the value of the structured securities portfolio offset losses in the pass-through portfolio as rates rise
Result	▪ Greater flexibility to hedge performance and invest in cheaper assets	▪ Unencumbered assets and cash represent ~15% of the illustrative asset portfolio	▪ Greater expected book value stability to complement attractive returns

Our Approach to Risk Management

Asset Selection	Book Value Stability	Embedded Leverage
▪ Structured Agency RMBS can provide more attractive returns than pass-throughs in low rate environments	▪ Agency pass-though securities combined with structured Agency RMBS can protect book value	▪ Strategy does not require ongoing fixed swap payments, yet has a comparable return profile to hedged Agency pass-throughs

Evolution of the Total Portfolio Profile







Historical Performance Of the Manager

Cumulative Returns for the Strategy[1]



Quarterly Returns on Invested Capital



Attractive Risk Adjusted Returns

Historical Returns

- Orchid Island's investment focus includes structured securities which enhance returns while limiting volatility of income and market value.

- This strategy resulted in a 26.8% annualized return on invested capital (assuming reinvestment of all prior period returns) for Bimini over the past fifteen quarters and a cumulative return on invested capital of 143.3% since its inception in Q3 2008 through Q1 2012.

Rate Risk

- Dual strategy of investing in Agency pass-through securities with structured Agency RMBS provides potential for strong returns in a rising rate environment

- Greatest current portfolio risk is a rapid decline in interest rates.

  - How can rates move materially lower from current levels?

(1) Performance reflects the combined results of Bimini and Orchid Island Capital

14

Portfolio Characteristics & Asset Allocation

- Orchid can be more nimble in its asset selection than larger Agency REITs that have to buy the market

- Agency pass-throughs are currently valued more richly than Agency IOs and IIOs

- Accordingly, Orchid allocates ~52% of its capital to structured Agency RMBS

ORC Illustrative Agency Portfolio

Structured Agency Assets

($ in millions)

TYPE	Face Value	Fair Market Value	Average Price	Average Coupon
Inverse IO	$141.9	$17.4	12.25%	5.77%
Structured IO	$18.8	$1.9	10.15%	5.13%
Total	$160.7	$19.3	12.00%	5.70%

Pass-Through Agency Assets

TYPE	Face Value	Fair Market Value	Average Price	Average Coupon
Fixed Rate	$50.6	$54.5	107.7%	3.88%
Hybrid ARM	$40.1	$41.9	104.7%	2.76%
ARM	$65.9	$70.3	106.8%	3.17%
Total	$156.5	$166.8	106.55%	3.99%

TOTAL AGENCY PORTFOLIO	$317.3	$186.1

Note: Illustrative portfolio based on pro forma equity from the proposed merger and the existing Orchid Island Portfolio



Illustrative Equity Allocation

Agency REIT Attractive Historical Performance

Annual Return On Average Common Equity %

	2011Y	2010Y	2009Y	2008Y	2007Y	2006Y	2005Y	2004Y	2003Y	2002Y	2001Y
NLY	2.42	13.13	22.97	5.00	11.14	4.08	-1.67	16.26	16.04	22.44	21.10
CMO	14.05	12.79	14.77	19.86	2.38	-10.88	25.47	18.02	37.93	34.57	28.79
ANH	13.07	12.33	16.74	11.29	-41.18	-4.24	5.26	11.30	13.87	17.25	15.30
CYS	29.36	5.35	35.57	-35.68	-18.47	1.16					
HTS	14.97	16.63	19.91	16.98	2.77						
AGNC	18.48	33.52	31.78	21.50							
ARR	-2.23	13.90	-2.50								
Peer Mean	12.88	15.38	19.89	6.49	-8.67	-2.47	9.69	15.19	22.61	24.75	21.73
Peer Median	14.05	13.13	19.91	14.13	2.38	-1.54	5.26	16.26	16.04	22.44	21.10

Agency REIT Dividends Are Still Strong on a Relative Basis



Peer Group Historic Price to Book Ratios



(1) Treasury Data From Bloomberg
(2) Peer Group Data From SNL Financial

16

Attractive Returns

Dividend Yield	Leverage (Repo / Equity) [1]	Interest Rate Sensitivity





Increase in Portfolio Value Based on 50 bps Increase in Rates

Increase in Equity Value Based on 50 bps Increase in Rates [2]



Note: Financial data as of March 31, 2012. Market data as of July 20, 2012. Peer medians include: AGNC, ANH, ARR, CMO, CYS, HTS, and NLY except for Interest Rate Sensitivity, which does not include CMO. The Interest Rate Sensitivity for ANH is a linear interpolation from the reported +100bp and -100bp shocks as reported in the company's public filings. ORC's leverage multiple, dividend yield and interest rate sensitivity are based on the Company's illustrative portfolio.

1. Reflects leverage metrics as disclosed by each company and are pro forma for capital raises.
2. Interest rate sensitivity reflects a change in equity value based on a 50 bps increase in rates which is calculated using the stated leverage among the respective portfolios.





Merger Presentation

August 2012

Proposed Merger Details

Merger Target:
- Orchid Island Capital, Inc. ("Orchid Island").

Target Business:
- Agency RMBS REIT with current stockholder equity of approximately $14.4 million, as of 3/31/2012, and an Agency RMBS portfolio fair value of approximately $85.2 million. Orchid Island's management team has managed an Agency RMBS portfolio that as of 3/31/2012 has produced an annualized return on invested capital of 26.8%.

Buyer:
- FlatWorld Acquisition Corp. ("FlatWorld," to be renamed Orchid Island Holdings, Inc.) (the "Company", OTCBB: FWLAF).

Surviving Entity:
- Orchid Island Capital LLC, a wholly-owned subsidiary of the Company.

External Manager:
- Upon consummation of the merger, the Company will be managed by Bimini Advisors, LLC (the "Manager"), which will become a 90% owned subsidiary of Bimini Capital Management, Inc. ("Bimini", OTCBB: BMNM). An affiliate of FlatWorld's sponsor will own the other 10% of the Manager.

External Management Fee:
- 1.50% per annum of stockholders' equity, with scheduled reductions as equity grows.
- The Manager intends to waive reimbursement of its expenses related to the Management of the Company until the Company's stockholders' equity reaches $100 million.

Jurisdiction of Incorporation:
- British Virgin Islands, to be reincorporated in Maryland.

Corporate Structure:
- After the merger of Orchid Island into a wholly-owned subsidiary of the Company, the Company will seek shareholder approval to reincorporate from the British Virgin Islands to Maryland prior to January 1, 2013. Assuming that the shareholders approve such reincorporation and the Company is reincorporated as a Maryland corporation prior to January 1, 2013, it intends to elect to be treated as a REIT for U.S. federal income tax purposes effective as of January 1, 2013. If the Company does not successfully reincorporate in Maryland and elect to be treated as a REIT, it will continue to be treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. The Company expects to retain its earnings for the remainder of 2012 in order to increase capital and book value per share.

Ownership:
- Orchid Island is 100% owned by Bimini. Upon completion of the merger, Bimini will own approximately 38.2% to 49.1% of the Company (approximately 17.7% to 22.3% on a diluted basis reflecting the exercise of up to 4.3 million in-the-money warrants to be issued post-closing). Bimini will enter into a lock-up agreement that prohibits it from to selling, reducing or encumbering its ownership interest in the Company's securities for a period of one year after the effective date of the merger.

Quotation/Registration:
- OTCBB.

Minimum FlatWorld Cash from Trust:
- $15 million.

Use of Proceeds:
- To invest in Agency RMBS in a manner consistent with Orchid Island's current strategy. Management expects to deploy the cash into its target assets within 15 to 30 days following closing.

Anticipated Closing Date:
- Upon completion of the Company's previously commenced tender offer to purchase up to 825,000 of its ordinary shares at $10.18 per share.

Post-Closing Special Dividend:
- Consisting of: (i) pro-rata portion of a $1,000,000 cash dividend to be declared on all ordinary shares outstanding on record date; and (ii) 1 warrant exercisable for one ordinary share at an exercise price of $9.50. The warrant and the ordinary share issuable upon exercise are expected to be registered with the SEC and the warrants are expected to be issued within 3 days of the registration statement being declared effective by the SEC.

Structure of the Transaction (1)


Bimini Capital Management, Inc.
FlatWorld Public Shareholders
100%
141,873 Class A Preferred Shares (convertible to 1,418,730 Ordinary Shares) – 38.20%
2,295,500 Ordinary Shares – 61.80%
FWC Advisors LLC
Bimini Advisors, Inc.
10%
90%
Management Agreement
Bimini Advisors, LLC
FlatWorld Acquisition Corp. (2)
100%
Orchid Island Capital, LLC
(formerly FTWA Orchid Merger Sub LLC)

1. Assumes: (i) the Company's issuance of 141,873 preferred shares to Bimini, (ii) repurchase of all 573,875 founders' shares, (iii) no warrants are exercised, and (iv) no shares are tendered in the Company's tender offer.
2. To be renamed "Orchid Island Holdings, Inc."

FlatWorld Sponsor and Shareholders:

Ordinary Shareholders of FlatWorld, following tender offer consummation and upon record date:

- Receive special cash dividend of $0.44 to $0.68 per share depending on number of shares tendered **and** a warrant exercisable for one ordinary share at $9.50 per share.
- Will own 61.8% to 50.9% of Orchid Island Holdings, Inc. post-closing depending on the number of shares tendered (assuming no exercise of warrants).

Sponsor of FlatWorld:

- Prior to record date, all 573,875 founder shares repurchased for $1,154,281 in cash and 2 million new warrants issued by the Company, each exercisable for one ordinary share at $9.25 per share.
- An affiliate will receive a 10% equity interest in Bimini Advisors, LLC.

Bimini Capital Management, Inc.:

- Contributes $14.4 million of shareholders' equity of Orchid Island in exchange for 141,873 Class A Preferred Shares, convertible, after the record date of special dividend, into ordinary shares on a one for ten basis.
- Contributes $1,754,281 in cash to FlatWorld / Orchid Island.
- Will own 38.2% to 49.1% of Orchid Island Holdings, Inc. post-closing depending on number of shares tendered (assuming no exercise of warrants).
- Will manage portfolio and all day to day operations of Orchid Island through 90%-owned subsidiary Bimini Advisors, LLC and provide non-compensated executive officers (CFO compensation will be pro-rated between Bimini and Orchid Island) and will designate the initial Board of Directors and executive officers of Orchid Island Holdings, Inc.